GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel: (604) 688-0546
Fax: (604) 688-0378

May 2, 2005

PRESS RELEASE

GGL COMPLETED DRILLING ON THE "BIG HOLE" TARGET

VANCOUVER, British Columbia -- **Raymond A. Hrkac**, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces the completion of its drilling on the company's 100%-owned Fishback property, located 65 kilometres northwest of Yellowknife, NWT.

Although no kimberlite was encountered, the core from two of the four holes drilled will be further investigated. Because these targets were selected on the basis of promising indicator mineral samples and geophysical support, GGL geologists will be looking for clues to guide future exploration activities at Fishback.

Two vertical drill holes into the "Big Hole" target, one inclined hole into a magnetic low target, and one vertical hole into a gravity high target were drilled for a total of 691 metres.

The first hole (FB-05-11) into the "Big Hole" target was collared into a gravity low, electromagnetic conductive signature positioned in the southern portion of the "Big Hole", 1.3 kilometres south-southeast of FB-05-10, which was drilled in June 2004. The vertical hole intersected 70.3 metres of ice plus water, 59.6 metres of overburden, and through 112.78 metres of bedrock. The hole encountered 77.7 metres of competent granite with a sharp change at 207.6 metres where a thin unit of "microbreccia" was encountered, followed by 34.8 metres of an altered granite breccia unit containing abundant calcite. The hole was ended at 242.3 metres.

The second hole (FB-05-13) into the "Big Hole" target was collared approximately 400 metres north-northwest of FB-05-11, in the direct centre of the "Big Hole". After 72 metres of ice plus water and 32.5 metres of overburden, a broken granite was encountered. The hole stayed into broken granite until drilling ended at 182.9 metres.

A third drill hole (FB-05-12) was drilled at an incline of 45° into a magnetic low target on the western shore of Awry Lake. After 1.2 metres of water plus ice and 13.3 metres of overburden, it collared into a coarse-grained granite. As the centre of the anomaly was approached, a severely brecciated granite, in-filled with carbonate and pyrite, was encountered for approximately 56 metres. For the last 21.7 metres to the end of the hole at 169.5 metres, the intensity of alteration and fracturing decreased.

The forth and final hole (FB-05-13) was drilled vertically into a 400 metre diameter gravity high target on the western shore of Awry Lake. After 27.4 metres of water plus ice and 6.1 metres of overburden, a massive, mafic intrusive rock unit was encountered. A total of 67.8 metres of core was drilled and the hole ended at 96.3 metres.

This property has been explored by GGL and other partners since 1994. This drilling program tested three kimberlite targets with kimberlite indicator mineral and geophysical support. Although no kimberlite was encountered, the cause of the severe alteration and brecciation observed in drill holes FB-05-11 and FB-05-12 will be further investigated.

GGL has closed a non-brokered private placement with The Tell Fund (News Release, April 29, 2005) to raise gross proceeds of $1,400,000. Upon the completion of drilling activities at the Fishback, the company will focus on the Doyle Project, which will consist of ground geophysics, delineation drilling of the Doyle Sill, and collecting a 20-40 tonne bulk sample of the Doyle Sill. This work has commenced and is expected to continue until September 2005.

Torrie Chartier, M.Sc., MBA and consulting geologist for GGL Diamond Corp., is the Qualified Person and has reviewed the data contained herein.

GGL DIAMOND CORP.

Raymond A. Hrkac

President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

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